Exhibit 1.0

Letter to Series B Holders Summarizing Terms

Southern Trust Securities Holding Corp.

145 Almeria Ave.

Coral Gables, Florida 33134

(305) 446-4800

November 30, 2007

Dear Series B 8% Convertible Preferred Stock Holder

The Board of Directors of Southern Trust Securities Holding Corp. (“STS”) wishes to give each of STS’s Series B 8% Convertible Preferred Stock holders an opportunity to exchange all of their shares of Series B Preferred Stock for shares of STS’s to be issued Series C 8% Convertible Preferred Stock on a one share to one share basis. As a result of exchanging your shares of Series B Preferred Stock for shares of Series C Preferred Stock, your preferred shares will convert to shares of STS’s common pursuant to a conversion ratio that is more advantageous to you and the share price at which a redemption may be triggered will be lower. The Series C Preferred Stock will be convertible into shares of STS’s common stock pursuant to a conversion ratio of 4 shares of common per share of preferred.  Your Series B Preferred stock is convertible into shares of STS’s common stock pursuant to a conversion ratio of 2.31 shares of common per share of preferred.  The common share price at which a share redemption may be triggered is $4.50 for the Series C Preferred Stock instead of the $5.28 provided for by the Series B Preferred Stock.

There are no other differences between the terms and designations of STS’s Series B Preferred Stock and Series C Preferred Stock.

To accept STS’s offer to exchange your restricted shares of Series B Preferred Stock for restricted shares of Series C Preferred Stock, please review this letter and the attached Schedule TO and Stock Exchange Agreement.  If acceptable to you, please execute the Stock Exchange Agreement and deliver it to STS, Attention: Chief Financial Officer, with your certificate for Series B Preferred Stock so that STS receives such agreement and stock certificate no later than Friday, December 28, 2007.  Please use insured mail.  On Monday, December 31, 2007, upon the expiration of a 20 business day exchange offer period, STS will issue Series C Preferred Stock certificates to Series B Preferred Stock holders who accepted the exchange offer by tendering their certificates and an executed Stock Exchange Agreement.

If you have any questions regarding the foregoing, please contact Fernando Fussa, Chief Financial Officer of STS at (305) 448-0080.

Very truly yours,

By:	/s/ Robert Escobio
Robert Escobio
Chairman of the Board and Chief Executive Officer